BIG DERBY DISTILLING COMPANY

CERTIFICATE TO

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

I, Jason Parker, hereby certify:

1. That I am the duly appointed President of Big Derby Distilling Company, a Washington corporation (the "Corporation").

2. That the adopted Second Amended and Restated Articles of Incorporation (the "Restated Articles") supersede the current Articles of Incorporation, as amended. The exact text of the Restated Articles is attached hereto as Exhibit A.

3. That, on January 31, 2020, the Restated Articles were duly approved by the board of directors of the Corporation.

4. That, on January 31, 2020, the Restated Articles were duly approved by the required vote of the shareholders of the Corporation entitled to vote in accordance with the Articles of Incorporation of the Corporation and RCW 23B.10.030 and RCW 23B.10.040.

Dated: January 31, 2020.

                          BIG DERBY DISTILLING COMPANY

By: _____
                Jason Parker, President

EXHIBIT A

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BIG DERBY DISTILLING COMPANY

ARTICLE 1
NAME

The name of this corporation is Big Derby Distilling Company.

ARTICLE 2
DURATION

This corporation is organized under the Washington Business Corporation Act (the "Act") and shall have perpetual existence.

ARTICLE 3
PURPOSE AND POWERS

The purpose and powers of this corporation are as follows:

3.1   To engage in any lawful business.

3.2   To engage in any and all activities that, in the judgment of the Board of Directors, may at any time be incidental or conducive to the attainment of the foregoing purpose.

3.3   To exercise any and all powers that a corporation formed under the Act, or any amendment thereto or substitute therefor, is entitled at the time to exercise.

ARTICLE 4
CAPITAL STOCK

4.1   **Authorized Capital**. The corporation shall have authority to issue Forty Million (40,000,000) shares of common stock in the aggregate, Thirty-Seven Million (37,000,000) shares of which shall be designated as voting common stock, $0.001 par value per share ("Voting Common Stock"), and Three Million (3,000,000) shares of which shall be designated as non-voting common stock, $0.001 par value per share ("Non-Voting Common Stock") (the Voting Common Stock and the Non-Voting Common Stock collectively, the "Common Stock").

Within any limits stated in these Second Amended and Restated Articles of Incorporation, as the same may be amended from time to time (these "Articles") or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

4.2   **Issuance of Certificates**. The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions[1] and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose. Notwithstanding the above, the Non-Voting Common Stock (as defined below) shall not be certificated.

4.3   **Voting Rights**.

(a)   Each holder of Voting Common Stock shall have the right to one (1) vote per share of Voting Common Stock held by such holder, shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by these Articles or as required by applicable law. The number of authorized shares of Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Voting Common Stock entitled to vote.

(b)   Except as required by applicable law, holders of Non-Voting Common Stock shall have no voting rights with respect to the shares of Non-Voting Common Stock held by such holder. The number of authorized shares of Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Voting Common Stock entitled to vote.

4.4   **Distributions**. Distributions of the corporation's assets shall be made pro rata among the holders of Common Stock in proportion to the number of shares of Common Stock held.

4.5   **No Cumulative Voting**. Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

4.6   **No Preemptive Rights**. No shareholder of this corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof.

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[1] NTD: To include a transfer restriction on non-voting common stock in the Shareholders Agreement.

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4.7 **Quorum for Meeting of Shareholders**. A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

4.8 **Execution of Consent by Less Than Unanimous Consent of Shareholders**. To the extent permitted by the Act, action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if the action is taken by written consent of shareholders holding in the aggregate not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted. Notice shall be given in accordance with the Act. Such notice shall be either (a) by deposit in the U.S. mail, with first-class postage thereon prepaid, correctly addressed to each shareholder entitled thereto at the shareholder's address as it appears on the current record of shareholders of the corporation; or (b) by personal delivery, courier service, wire or wireless equipment, telegraphic or other facsimile transmission, or any other electronic means which transmits a facsimile of such communication correctly addressed to each shareholder entitled thereto at the shareholder's physical address, electronic mail address, or facsimile number, as it appears on the current record of shareholders of the corporation.

4.9 **Reduced Voting Requirements**. The provisions of this Section 4.10 are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles provide otherwise) the approval of two-thirds of the votes entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution. In addition, except as otherwise provided in these Articles, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f) or RCW 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges) are hereby explicitly eliminated.

4.10 **Contracts with Interested Shareholders**. Subject to the limitations set forth in RCW 23B.19.040 (if applicable), to the extent applicable:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

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(b)   Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.11   **Ratification by Shareholder Vote**. Subject to the requirements of RCW 23B.08.730 and 23B.19.040, if applicable, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.

4.12   **Calling of Special Meeting of Shareholders**. Subsequent to the date that the corporation is subject to the reporting requirements of Section 13 of the Exchange Act, special meetings of the shareholders for any purpose or purposes may be called at any time only by the Board of Directors or the Chairman of the Board (if one be appointed) or the President or one or more shareholders holding not less than twenty-five percent (25%) of all the shares entitled to be cast on any issue proposed to be considered at that meeting.

4.13   **Shareholder Voting on Extraordinary Actions**. Subsequent to the date that the corporation is subject to the reporting requirements of Section 13 of the Exchange Act, pursuant to the authority granted under RCW 23B.10.030, 23B.11.030, 23B.12.020, and 23B.14.020, the vote of shareholders of this corporation required in order to approve amendments to the Articles, a plan of merger or share exchange, the sale, lease, exchange, or other disposition of all or substantially all of the property of the corporation not in the usual and regular course of business, or dissolution of the corporation shall be a majority of all of the votes entitled to be cast by each voting group entitled to vote thereon.

ARTICLE 5
DIRECTORS

5.1   **Number of Directors**. Except as may be provided in these Articles, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

5.2   **Authority of Board of Directors to Amend Bylaws**. Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

5.3   **Contracts with Interested Directors**. Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a)   The corporation may enter into contracts and otherwise transact business as a vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations,

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associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4 **Indemnification of Directors, Officers, Employees and Agents.** The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

(a) The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 or 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

(b) The Corporation may purchase and maintain insurance on behalf of an individual who is or was a Director, officer, employee, or agent of the Corporation or, who, while a Director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a Director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a Director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c) If, after the effective date of this Section 5.4 the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d) To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such. Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or

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protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

(e)   If any provision of this <u>Section 5.4</u> or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this <u>Section 5.4</u> and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

5.5   **Limitation of Directors' Liability.** To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this <u>Section 5.5</u> shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE 6
OTHER MATTERS

6.1   **Registered Agent and Office.** The address of the registered office of the Corporation in the State of Washington is 1420 Fifth Ave., Ste. 4200, Seattle, WA 98101, in the City of the City of Seattle, County of King. The name of its registered agent at such address is LPSL Corporate Services Inc.

6.2   **Amendments to Articles of Incorporation.** Except as otherwise provided in these Articles, the corporation reserves the right to amend, alter, change; or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute. All rights of shareholders of the corporation are subject to this reservation. A shareholder of the corporation does not have a vested property right resulting from any provision of these Articles.

6.3   **Correction of Clerical Errors.** The corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.

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